FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.
(Translation of registrant’s name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

Date: December 20, 2007	/s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

December 19, 2007

Item 3.	News Release

The News Release dated December 19, 2007 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through Marketwire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

Minefinders Corporation Ltd. has reached an agreement for a US$50 million revolving three year term credit facility provided by Scotia Capital, a subsidiary of The Bank of Nova Scotia, one of Canada’s largest chartered banks.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 19th day of December, 2007.

SCHEDULE “A”

MINEFINDERS

CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	www.minefinders.com

N E W S  R E L E A S E

MINEFINDERS CLOSES $50 MILLION REVOLVING CREDIT FACILITY WITH SCOTIA CAPITAL

December 19, 2007 – Vancouver, British Columbia - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) has reached an agreement for a US$50 million revolving three year term credit facility provided by Scotia Capital, a subsidiary of The Bank of Nova Scotia, one of Canada’s largest chartered banks.

Mark Bailey, President and CEO, said, “The ability to access additional working capital will help to accelerate the future growth of the Company. In combination with our existing treasury, we are well funded through the commissioning of our Dolores Mine and to proceed with future development plans at Dolores shortly thereafter. We are pleased to have secured access to this capital at competitive rates without hedging requirements or shareholder dilution.”

Under the terms of the credit facility, US$17.5 million was immediately available at closing with an increase to US$35 million on the submittal for registration of certain security documents in Mexico. The available credit will further increase from US$35 million to US$50 million subject to, among other items, the completion of an updated reserve statement and mine plan for the Dolores Mine, expected by early January.

The credit facility supplements the Company’s cash and cash equivalents, which totalled US$32.1 million as of November 8, 2007.

About Minefinders

Minefinders is a precious metals mining and exploration company. The company is in the final stages of building the multi-million ounce Dolores gold and silver mine in Mexico. The mine is expected to have a 15-year life as an open pit mine with additional potential as a high-grade underground mine in the future. The Company continues its exploration efforts on several other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the timing of the commencement and completion of the construction of, and the commencement of production from, the Dolores mine, the anticipated costs related to the Dolores mine, the adequacy of the capital and anticipated expenditures for working capital and exploration, and other statements that are based on the estimates, projections and expectations of management are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263,

mike@minefinders.com

Company website: www.minefinders.com